XFormity Technologies, Inc.

           60 Revere Drive

        Suite 725

    Northbrook, Illinois 60062

  (847) 564-7524

October 4, 2006

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: XFormity Technologies, Inc.

Form 8-K/A filed December 6, 2004

Form 10-QSB for the Fiscal Quarter ended March 31, 2005

Filed May 18, 2005

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 26, 2005

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Filed May 22, 2006

File No. 000-23391

Dear Ms. Collins and Ms. Coleman:

On behalf of XFormity Technologies, Inc. (the “Company”), I am writing to respond to the comments set forth in your letter dated May 31, 2006 with respect to the above referenced filing (the “Filing”). For your convenience, we have repeated each of those comments in this letter. The Company’s responses are provided as supplemental information and are set forth below each comment paragraph.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

Form 8-K/A filed December 6, 2004

Note 5 – Stockholders’ Equity

We note your response to our previous comment no. 1.  Please note:

▪

Regardless of the intent of the parties involved, the software development agreements contain terms which are subject to prescribed accounting treatment under U.S. GAAP.  As such, it appears that the agreements fall under the scope of SFAS 68.  We are not aware of any basis in U.S. GAAP for accounting for such a transaction only to the extent of the cash consideration involved (nor have you provided a basis in your responses). We reissue the second part of our Prior Comment No. 1, in that it still appears that the Company should have recognized the $100,000 cash received with an offset to (a) equity for the value of the shares issued pursuant to paragraph 13 of SFAS 68 and (b) liabilities for the present value of the future obligations.  If the sum of (a) and (b) exceeds the amount of cash received then it would impact the Company’s results of operations.

▪

We do not find your statement that since “a ‘prudent investor’ would not invest in a ‘penny stock’ and that if he/she did, the percentage increases or decreases would not be relevant in this instance” to be a persuasive argument that a restatement was not necessary.  We believe that a reasonable person would regard a $100,000 understatement of liabilities to be relevant in the circumstances, both quantitatively and qualitatively, and would also want to understand the impact on future liquidity.  Please revise to restate the Company’s June 30, 2004 financial statements accordingly.

▪

We note your statement that “the Company properly reported the transaction in its June 30, 2004 financial statements since it was not determined that there was a quantifiable liability on that date that should be reflected on the sheet for the one consortium member who had the option to apply a future credit against its current billings”.  We find this statement confusing in that the Company entered into an agreement containing terms which give rise to a liability under U. S. GAAP, but did not record the resulting liability at the time the agreement was executed because the liability was not discovered until the following fiscal year.  It is not clear to us how the Company’s apparent failure to correctly apply U. S. GAAP to a transaction results in the Company’s conclusion that the transaction was properly reported in fiscal 2004.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

▪

We note that when the Company did discover the liability in fiscal 2005, it was recorded by means of reducing equity by $100,000 and increasing liabilities by $100,000.  Yet in your response to this letter and previous letters from the Staff, you have indicated that you believe the fair value of the stock issued to the consortium members to be equal to the $100,000 cash proceeds.   So by your method of accounting for the liability, it appears that you have not accounted for the fair value of the stock.  As noted above and in our prior letter dated February 27, 2006, we believe that the difference between the fair value of the stock, combined with the value of the liability to the consortium member, and the cash proceeds represents an expense to be recognized.  Revise your financial statements accordingly and tell us how you intend to account for this additional expense (i.e. directly expense in the period you entered into the arrangement or defer and amortize over a certain period) and tell us what accounting guidance you considered in your determination.

▪

Stockholders’ Equity

The Company concurs with the Staff’s position on this transaction and will record the required reporting as follows: the estimated present value at June 30, 2004 will be charged to expense in the Statement of Operations for the fiscal year ended June 30, 2004 under U.S. GAAP and the future obligation will be recorded as a liability on the June 30, 2004 Balance Sheet at the same estimated present value under the heading of ‘deferred credit’.  We have enclosed for your review a copy of the revised financial statements reflecting this adjustment that will be filed.

Form 10-QSB for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.

We note your response to our Prior Comment No. 2.  and we point out that in order to meet the exception to SFAS 133, paragraph 12(c), there would need to be contractually stated specified minimum denominations for conversion in the debenture agreement that would result in the holder receiving an amount of shares in excess of the trading volume of a company’s stock that would preclude sale in the open markets with a day or two.  Tell us whether the convertible debenture agreements contain contractually specified minimum denominations for conversion and provide a copy of the debenture agreement.  If not, please respond fully to our Prior Comment No. 2.  For the Company’s convenience we have reissued our Prior comment No.2 below:

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

▪

The Company indicated that the economic characteristics and risk of the embedded feature are clearly and closely related to the host instrument and therefore, you concluded that you did NOT meet the requirements of paragraph 12 (a) of SFAS 133.  However, pursuant to paragraph 61 (k) of SFAS 133, for convertible debt, the changes in fair value of an equity interest and the interest rates on a debt instrument are NOT clearly and closely related and therefore, it appears you do meet the requirements of paragraph 12 (a).

▪

With regards to paragraph 12 (b) of SFAS 133, you indicate that since the convertible debentures are not marked to market on a quarterly or yearly basis, the Company concluded that you met the requirements of paragraph 12 (b).  The staff agrees with your conclusion.

▪

You further indicated that if separated, the embedded feature would not be considered a derivative and therefore, the Company concluded that you did not meet the requirements of paragraph 12(c) of SFAS 133.The conversion options, however, appear to have a notional (the number of shares the instrument is convertible into) and an underlying (the conversion price) and there was no initial investment and therefore, it would appear that the Company meets the requirements of paragraph 12 (c) of SFAS 133. While the staff notes there are two common scenarios that would typically prevent a conversion option from meeting this criteria (i.e. a company’s shares are not publicly traded or there are minimum denominations for conversion that are contractually specified that result in the holder receiving an amount of shares in excess of the trading volume of a company’s stock that would preclude sale in the open markets within a day or two), it does not appear that the Company meets either of these scenarios.

▪

Since you appear to have met the requirements of paragraph 12 of SFAS 133, you will then need to determine if you meet the scope exception of paragraph 11(a) of SFAS 133. This scope exception is a two step process and you must meet both steps to qualify for the exception.  The first step is to determine if the instrument is indexed to the Company’s won stock.  It appears you meet the first step.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

▪

Next you must determine whether an embedded derivative meets the second step of the paragraph 11 (a) scope exception and whether the instrument would be classified in stockholders’ equity.  In order to determine the classification (i.e. equity or liability), the instrument must be analyzed under EITF 00-19.

▪

Considering this is a convertible instrument, you must first analyze it under paragraph 4 of EITF 00-19 to determine if the host contract is a conventional convertible instrument.  A conventional convertible instrument is one where the holder can only realize the value of the conversion option in a fixed number of shares or an equivalent amount of cash (at the discretion of the Company).  Your response indicates that the Company concluded the debt is convertible into a variable number of shares and the Staff agrees with your conclusions.  You further indicate, however, that based on these conclusions, you determined that EITF 00-19 did not apply.  Paragraph 4 of EITF 00-19, however, indicates that paragraphs 12-32 of EITF 00-19 do not apply ONLY if the contract is a conventional convertible debt instrument.  Since you determined that the instrument was NOT conventional convertible based on the fact that it could be settled in a variable number of shares, you will need to further analyze the instrument pursuant to paragraphs 12-32 of EITF 00-19.

▪

Therefore please provide your analysis of paragraphs 12-32 of EITF 00-19.  At a minimum, we ask that you address the following in your response:

Considering the debt is convertible into a variable number of shares, tell us how you determined that the requirements of paragraph 19 and 20-24 of EITF were met.

Do the contracts require the Company to deliver registered shares? If so, tell us how you met the requirements of paragraphs 14 and 18 of EITF 00-19.

Do the contracts require the Company to make cash payments in the event you do not make timely fillings with the SEC?  If so, tell us how you met the requirements of paragraph 25 of EITF 00-19.

We analyzed the debt following the outline the SEC provided as follows:

▪

We appear to have met the requirements of paragraph 12 of SFAS 133 and thus looked to paragraph 11 of SFAS 133.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

▪

Under paragraph 11 (a) (1) we determined the instrument is indexed to its own stock and under 11(a) (2) we looked to EITF 00-19.

▪

Under paragraph 4 of EITF 00-19, it is determined that this is not a conventional security.  We then look to paragraphs 12-32 of EITF 00-19, every section of which must be met in order for the instrument to be equity.

▪

Under paragraph 14 of EITF 00-19, the contract permits the Company to net-share settle the contract by delivery of unregistered shares and thus passes.

▪

Under paragraph 19 of EITF 00-19, a Company must determine whether a sufficient number of shares of authorized and un-issued shares exists at the classification assessment date to control settlement by delivery of shares and in this circumstance, the Company has sufficient shares and thus passes.

▪

Under paragraph 25 of EITF 00-19, our Company is not required to make net-cash settlement in the event we do not make timely filings with the SEC and thus passes.

▪

Under paragraphs 29-31, the convertible debenture does not provide the holder with any rights of a creditor in a bankruptcy situation and thus it passes.

▪

Under paragraph 32 of EITF 00-19, the convertible debenture is un-secured and thus it passes.

Based on the above, it would appear that the convertible debenture issued in May 2005 would not be considered as containing an embedded derivative.

Certain references were made to APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. No portion of the proceeds from issuance of convertible debt would be allocated to the conversion feature if (a) interest lower than the debtor would otherwise be able to attain; (b) an initial conversion price which is greater that the market value of the common stock at the time of issuance; and (c) a conversion price which does not decrease except pursuant to anti-dilution provisions.  It appears that items (b) and (c) are part of the terms of the debenture and (a) may or may not be applicable.  Therefore, we conclude that the convertible debenture issuance of May 2005 does not contain an embedded derivative and that no portion of the funds raised should be allocated to the conversion feature.

3.

We note your response to our Prior Comment No.2 and No. 3.  To the extent that the conversion feature truly does not qualify as an embedded derivative under SFAS 133, then it appears you may have a beneficial conversion feature associated with the revised terms of the convertible debentures.  In this regard, under the new terms of the convertible debentures, the conversion

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

price has been changed to $0.12.  On January 12, 2006, the effective date of the exchange, the fair value of your common stock exceeded $0.12 per share.  Therefore it appears that you have a beneficial conversion feature upon the exchange of the convertible debentures.  Tell us how you considered the guidance in EITF 98-5 and EITF 00-27 in determining whether or not the exchange includes a beneficial conversion feature.  Also tell us how you have considered this guidance with respect to the additional $275,000 of debentures issued subsequent to the exchange.

The Company believes there is no embedded derivative under the terms of the revised convertible debenture as indicated earlier in this response.  Under the guidance in EITF 00-27, the Company believes that there is a beneficial conversion feature under the revised terms as defined therein “when a company issues a convertible debt security with a non-detachable conversion feature that is ‘in-the-money’ at the date of issuance”.

As determined in EITF 98-5 Paragraph 5, and reiterated in EITF 00-27 Paragraph 4, such a feature is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.  The intrinsic value is defined in EITF 98-5 Paragraph 5 as “the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible”.

As indicated in EITF 00-27 Paragraph 19, this amount is recognized as interest expense to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. The Company applied the same parameters to the subsequent issuances and the reflection of the beneficial conversion amount will be properly amortized from the issuance date through the redemption date with the offsetting credit to additional paid-in capital.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 3.  Summary of Significant Accounting Policies

Software Development Costs, page 8

4.

We note that in January 2006 you extended an offer to the consortium members to exchange the credits issued in connection with the original agreement for either the right to receive credits against (current) QSRx billings or the right to receive additional shares of stock.  Please address the following:

▪

You state that the one consortium member, whose original credits were not contingent in nature, elected to receive the new credits (as opposed to shares of stock).  Tell us how the “new credits” differ from the “old

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

credits”.  Also describe more clearly how you accounted for the exchange of old credits for new credits.  In this regard, tell us how you determined the amount of and need to record the adjustment to deferred credits of $10,261.  In your response, make reference to the authoritative accounting literature relied upon.

▪

With regard to the remaining six consortium members, you indicate that one has opted to receive the credits (but might reconsider) and that five have elected to receive the additional shares of stock.  You further indicate that you recorded expense and a corresponding liability in the amount of $725,000 representing the value of the shares to be issued to these five members “plus the other consortium member”. It is not clear which “other consortium member” you are referring to and what value, if any, you assigned to this member’s rights to receive future credits- please advise.  Also provide us your calculation for the $725,000 expense recorded in connection with this transaction.

The new (new) credits differ from the old credits (old) in that the previous estimated starting date was July 1, 2007, based on an assumption that it would be two years before the project was either completed or discontinued.  The old effective discount rate was estimated at 10% and old credits were to be issued over 36 months commencing July 1, 2007.  The new credits are based on the elected starting date of January 1, 2006, using a 5% discount rate and are amortized over 146+ months (equal to 25% of the current monthly billings to this consortium member).  The calculation under the new terms reflects a deferred credit equal to $112,410.  Thus an additional $12,410 was credited to deferred credit (the liability) and a charge against income (Customer retention expense as part of general and administrative expenses).  Each month as the customer is billed for the net amount, the Company increases revenue by $1,025 and charges the principal portion against the liability and the balance as an interest expense as per the attached amortization table.

The “other consortium member” was the seventh member of this group.  One elected the credits, five elected the stock and the remaining customer/stockholder became the “other”.  This consortium member would be entitled to a monthly credit of $888 based on his monthly billings of $3,350 and that credit would begin effective July 1, 2006.  To date, this customer has still not finalized in writing his decision.  The Company estimated that the present value of the deferred credits would approximated $100,000 and recorded that amount as an addition to the $625,000 it charged as a Customer retention expense as part of general and administrative expenses and a corresponding liability in the amount of $725,000 for the fair market value of the stock issued to the other five consortium members plus the estimated present value of the deferred credit.  A schedule reflecting our calculation is attached.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

Item 3.  Controls and Procedures

5.

Your current disclosure indicates that the disclosure controls and procedures have  been designed to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  You also indicate that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive officer and principal financial officer to allow timely decisions regarding required disclosures and “we refer you to Exchange Act 13a-15(e)”.  Rule 13a-15(e) of the Exchange Act requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act …is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer… is accumulated and communicated to the issuer’s management … as appropriate to allow timely decisions regarding required disclosure”.  Once the Company has indicated that their disclosure controls and procedures are designed in accordance with the Rule, they should then conclude whether or not their disclosure controls and procedures are effective based on such design.  Please explain or revise your disclosures accordingly.

Herewith is a revised disclosure that will be part of our restated March 31, 2006 form 10-QSB:

We carried out an evaluation, with the participation of our chief executive and chief financial officers, of the effectiveness, as of March 31, 2006, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)of the Securities Exchange Act of 1934).  Based upon that evaluation, made at the end of the period, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, and that there has been no significant change in such internal control, or other factors which could significantly affect such controls including any corrective actions with regard to significant deficiencies or material weaknesses, since our evaluation.

Ms. Kathleen Collins, Accounting Branch Chief

Ms. April Coleman, Staff Accountant

Securities and Exchange Commission

In addition, our management with the participation of our principal executive officer and principal financial officer or persons performing similar functions has determined that no change in our internal control over financing reporting occurred during the quarter ended March 31, 2006 that has materially affected, or is (as that term is defined in Rules 13(a)-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934) reasonably likely to materially affect, our internal control over financial reporting.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,

/s/ Jack Rabin

Jack Rabin

Chief Financial Officer